U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EMERY PARTNERS INCOME CREDIT STRATEGIES FUND

(Name of Subject Company (Issuer))

EMERY PARTNERS INCOME CREDIT STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

53 State Street, 23rd Floor

Boston, MA 02109

(Address of Principal Executive Offices, Zip Code)

1-617-762-0090

(Registrant’s Telephone Number, including Area Code)

Richard Blair

Emery Partners LLC

c/o Emery Partners Income Credit Strategies Fund

53 State Street, 23rd Floor

Boston, MA 02109

1-617-762-0090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

John F. Ramirez

Practus, LLP

11300 Tomahawk Creek Pkwy, Ste 310

Leawood, KS 66211

1-917-805-1818

May 1, 2026

(Date Tender Offer First Published,

Sent or Given to Security Holders)

i

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ii

ITEM 1. SUMMARY TERM SHEET.

•	Emery Partners Income Credit Strategies Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund (or $4,000,000 as of December 31, 2025) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate Share in the Fund a Shareholder desires to tender, after giving effect to all allocations) calculated as of the Repurchase Date (as defined below). As used in this Schedule TO, the term “Shares” refers to shares of beneficial interest in the Fund or portions of Shares that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Shareholder’s Shares as the context requires. Shareholders that desire to tender Shares for purchase must do so by 11:59 PM, Eastern Time on June 30, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date”, and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of June 30, 2026, or at a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

•	The Fund reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.

•	A Shareholder may tender all of their Shares or a portion of their Shares (see Item 4(a)(1)(ii)). If the Fund accepts the tender of a Shareholder’s Shares, the tendering Shareholder will receive a payment in cash, which may take up to 65 days after the Repurchase Date. Shareholders who tender for repurchase only a portion of their Shares are required to maintain a minimum account balance of $25,000.

•	A Shareholder tendering all of their Shares will receive an initial payment in cash equal to at least 95% of the net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the “Initial Payment”). The Fund may take up to 65 days after the Repurchase Date to make the Initial Payment.

•	In the case of a Shareholder that tenders all of their Shares, the Shareholder will receive a contingent payment (the “Secondary Payment”) equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the completion of the Fund’s financial statements) over (2) the Initial Payment. The Secondary Payment will be payable promptly after the completion of the calculation of the Fund’s net asset value. Final adjustments of payments in connection with the repurchased Shares generally will be sent to Shareholders promptly (i.e., up to two (2) business days) after the completion of the calculation of the Fund’s net asset value.

•	If the Offer is oversubscribed by Shareholders who tender Shares, the Fund may repurchase a pro rata portion by value of the Shares tendered by each Shareholder, extend the Offer, or take any other action with respect to the Offer permitted by applicable law. Partial tenders will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest purchase of Shares made by such Shareholder).

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered. If the Fund accepts the tender of a Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	Shareholders that desire to tender Shares for purchase must do so by 11:59 PM, Eastern Time, on June 30, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to June 30, 2026 (i.e., at least 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•	If a Shareholder would like the Fund to purchase all of their Shares or any portion of their Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Emery Partners Income Credit Strategies Fund, c/o UMB Fund Services, Inc., PO Box 2175, Milwaukee, WI 53201-2175 or send overnight to Emery Partners Income Credit Strategies Fund, Attn: UMB Fund Services, Inc., 235 W. Galena Street, Milwaukee, WI 53212 or (ii) email it to ipp.fundfax.fax@umb.com or fax it to the Fund at (816) 860-3137, so that it is received before 11:59 p.m., Eastern time, on the Notice Date of June 30, 2026. See Item 4(a)(1)(vii). The value of the Shares may change between December 31, 2025 and the Repurchase Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the net asset value of their Shares may contact the Fund at (866) 509-1893 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also please note that, although the Offer is scheduled to expire on June 30, 2026, a Shareholder that tenders all of their Shares will remain a Shareholder of the Fund through the Repurchase Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2. ISSUER INFORMATION.

(a) The name of the issuer is “Emery Partners Income Credit Strategies Fund”. The Fund is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a non-diversified, closed-end management investment company. The principal executive office of the Fund is located at 53 State Street, 23rd Floor, Boston, MA 02109 and its telephone number is 1-617-762-0090.

(b) The title of the securities that are the subject of the Offer is “shares of beneficial interest” in the Fund. As of the close of business on December 31, 2025, the net asset value of the Fund was $78,362,924. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s governing documents.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Emery Partners Income Credit Strategies Fund.” The Fund’s principal executive office is located at 53 State Street, 23rd Floor, Boston, MA 02109 and the telephone number is 1-617-762-0090. Emery Partners LLC (the “Adviser”) serves as investment adviser of the Fund. The Adviser is located at 53 State Street, 23rd Floor, Boston, MA 02109. The trustees on the Fund’s board of trustees (the “Board of Trustees”) are Richard Blair, Thomas Mann, and Gregory S. Sellers. Their address is c/o Emery Partners Income Credit Strategies Fund at 53 State Street, 23rd Floor, Boston, MA 02109.

ITEM 4. TERMS OF THE TENDER OFFER.

(a)(1)(i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 PM, Eastern Time, on June 30, 2026 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on June 30, 2026, or, if the Offer is extended, as of any later Repurchase Date. See Item 4(a)(1)(v) below.

A Shareholder may tender all of their Shares or a portion of their Shares. The Shareholder will be paid an amount equal to the net asset value, determined as of the Repurchase Date, of the Share being purchased (subject to adjustment upon completion of the Fund’s financial statements). The Fund may take up to 65 days after the Repurchase Date to make payments to Shareholders. The purchase amount will be paid entirely in cash. Shareholders who tender for repurchase only a portion of their Shares are required to maintain a minimum account balance of $25,000. A Shareholder tendering all of their Shares will receive an Initial Payment in cash equal to at least 95% of the net asset value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund. The Fund may take up to 65 days after the Repurchase Date to make the Initial Payment.

In the case of a Shareholder that tenders all of their Shares, the Shareholder will receive a contingent Secondary Payment equal to the excess, if any, of (1) the net asset value of the Shares tendered and purchased as of the Repurchase Date (as it may be adjusted based upon the completion of the Fund’s financial statements) over (2) the Initial Payment. The Secondary Payment will be payable promptly after the completion of the calculation of the Fund’s net asset value. Final adjustments of payments in connection with the repurchased Shares generally will be sent to Shareholders promptly (i.e., up to two (2) business days) after the completion of the calculation of the Fund’s net asset value.

(iii) The Offer is scheduled to expire at 11:59 PM, Eastern Time, on June 30, 2026. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated May 1, 2026, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi) Until the Notice Due Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 PM, Eastern Time, June 30, 2026 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to June 30, 2026 (i.e., at least 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Share after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or email a completed and executed Letter of Transmittal to the Fund, also to the attention of the Tender Offer Administrator, at ipp.fundfax.fax@umb.com. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by email to ipp.fundfax.fax@umb.com, no later than 11:59 PM, Eastern Time, on June 30, 2026 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by email to ipp.fundfax.fax@umb.com.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or email to ipp.fundfax.fax@umb.com. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix) If Shares in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate percentage ownership in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Fund’s Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses. Please refer to the Fund’s prospectus for more information.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. Please refer to the Fund’s prospectus for more information.

(2) Not applicable.

(b) Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on March 17, 2023 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the Declaration of Trust, each of which was provided to each Shareholder in advance of subscribing for Shares, provide that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders, and that one of the factors the Board of Trustees will consider in making such determination is the recommendations of the Adviser. The Registration Statement also states that the Adviser expects that, generally, they will recommend to the Board of Trustees that the Fund offer to repurchase Shares from Shareholders semi-annually each year.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Declaration of Trust.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the procedures set out in the Registration Statement and the Declaration of Trust.

(c) The Fund is not aware of any plans, proposals or negotiations that relate to or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund all or a portion of the purchase price for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s investment adviser, or members of the Board, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than in accordance with the procedures set out in the Registration Statement and the Declaration of Trust), or the disposition of Shares (other than pursuant to tender offers to repurchase Shares approved by the Board); or (vii) any changes in the Declaration of Trust, blyaws, or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Because the Shares are not traded in any market, Subsections (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash, (2) liquid securities, or (3) Shares in specific investment funds in which the Fund invests (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of any Shares tendered.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(d) None of the Fund, the Adviser, or the Board of Trustees or any person controlling the Fund or the Adviser has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8. SHARE IN SECURITIES OF THE ISSUER.

(a) As of December 31, 2025, none of the Trustees of the Fund held Shares of the Fund.

(b) There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

(a)(1) Not applicable. The Fund registered under the 1940 Act on March 17, 2023 and is not required to and does not file audited financial statements under the Exchange Act. The Fund’s audited financial statements for the fiscal year ended June 30, 2025 filed under the 1940 Act are incorporated herein by reference and may be found on the SEC’s website at:

https://www.sec.gov/Archives/edgar/data/1830926/000139834424017515/fp0089305-3_ncsr.htm.

(2) Not applicable. The Fund registered under the 1940 Act on March 17, 2023 and is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund’s audited financial statements for the fiscal year ended June 30, 2025 filed under the 1940 Act are incorporated herein by reference and may be found on the SEC’s website at:

https://www.sec.gov/Archives/edgar/data/1830926/000139834424017515/fp0089305-3_ncsr.htm.

(3) Not applicable.

(4) The Fund’s net asset value per Share as of December 31, 2025 was $9.91.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund registered under the 1940 Act on March 17, 2023 and is not required to and does not file financial statements (including balance sheets) under the Exchange Act. The Fund’s audited financial statements for the fiscal year ended June 30, 2025 filed under the 1940 Act are incorporated herein by reference and may be found on the SEC’s website at:

https://www.sec.gov/Archives/edgar/data/1830926/000139834424017515/fp0089305-3_ncsr.htm.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) None.

(c) Not applicable.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A. Cover Letter to Offer to Purchase and Letter of Transmittal.

B. Offer to Purchase.

C. Form of Letter of Transmittal.

D. Form of Notice of Withdrawal of Tender.

E. Form of Letter from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

EMERY PARTNERS INCOME CREDIT STRATEGIES FUND

By:	/s/ Richard Blair
Name: Richard Blair
Title: President
Date: May 1, 2026

EXHIBIT INDEX

EXHIBITS

A.	Cover Letter to Offer to Purchase and Letter of Transmittal
B.	Offer to Purchase
C.	Form of Letter of Transmittal
D.	Form of Notice of Withdrawal of Tender
E.	Form of Letter from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares